Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 333-266181
Date: January 31, 2023

On January 31, 2023, Broadcom Inc. published the following post on LinkedIn:

On January 31, 2023, Broadcom Inc. published the following post on Twitter:

On January 31, 2023, Broadcom Software Group published the following post on LinkedIn:

On January 31, 2023, Broadcom Software Group published the following post on Twitter:

[The IDC Survey Spotlight accessible through the link included in the posts above is provided below]

 © IDC | 1  IDC Survey Spotlight  Thinking about the recently announced acquisition of VMware by Broadcom, how much do you agree or disagree with the following statement?  Enterprises support future Broadcom and VMware Investments.  Jevin Jensen  IDC #US49971622 (December 2022)  Source: IDC’s Intelligent CloudOps Survey, November 2022, n = 106 enterprises with more than $2B revenue  “My company’s overall  investment and strategic  partnership with the combined Broadcom and VMware will likely grow over the next two years.”  83%  17%  Completely agree, somewhat agree, or neutral  Completely disagree or somewhat disagree

 IDC’s Take  Only 17% disagreed with the statement that their company would likely increase strategic investment with VMware in the next two years. More than double (35%) agreed with the statement, while 48% were neutral, suggesting a wait-and-see approach.  Customers open to expanding their relationship post-acquisition should embrace the opportunity. Enterprises with an existing relationship with Broadcom and VMware (via CA, Symantec, etc.) will likely see those teams combined in the future. Enterprises should take an active role in evaluating how a combined account team can add value to their relationship. Look for opportunities to create a more strategic, comprehensive relationship with Broadcom.  Broadcom’s newly expanded portfolio can deliver more comprehensive solutions if they are well- informed about your objectives. Educating the newly combined account team allows you to receive practical solutions to meet your needs.  Enterprises that wait and see should ask tough questions and engage Broadcom and VMware management about their concerns, including plans for VMware products and pricing models. IDC has noted Broadcom’s more transparent communication with the VMware community in the recent month leading to the acquisition being finalized.  IDC #US49971622 (December 2022)  Source: IDC’s Intelligent CloudOps Survey, November 2022, n = 106 enterprises with more than $2B revenue  © IDC | 2  Enterprises are open to future investments with Broadcom and VMware.

 © IDC | 3  The past does not always accurately predict the future. Don’t assume. IDC believes Broadcom’s approach to VMware will not follow the same approach it took with CA and Symantec. VMware products and go-to-market strategy are notably different from these prior acquisitions. The partner ecosystem and channel differ significantly as well.  Broadcom’s changing strategy is apparent in several recent blog posts from CEO Hock Tan. Transparency about his post-merger strategy for product engineering investments, Tanzu investment, sales and marketing, pricing, and other customer-focused discussions is a departure from prior approaches. Customers should be reassured by CEO Tan’s written commitments and hold his management team accountable. Read his latest blog posts at www.Broadcom.com/blog.  Broadcom will gain thousands of small and medium-sized businesses with this acquisition, which diversifies their revenue and reduces risks. They are likely to go the extra mile to retain this market. These customers should be in an ideal spot to have their voices heard.  IDC #US49971622 (December 2022)  Source: IDC’s Intelligent CloudOps Survey, November 2022, n = 106 enterprises with more than $2B revenue  Enterprises are open to future investments with Broadcom and VMware.  IDC’s Take (continued)

Cautionary Statement Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”).  This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended.  These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction.  These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases.  These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.

These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the diversion of management time on transaction-related issues; the satisfaction of the conditions precedent to completion of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of legal proceedings related to the transaction; the ability to complete the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; cyber-attacks, information security and data privacy; global political and economic conditions, including cyclicality in the semiconductor industry and in Broadcom’s other target markets, rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.  The forward-looking statements included in this communication are made only as of the date hereof.  Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Broadcom has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of VMware and that also constitutes a prospectus of Broadcom.  Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction.  The registration statement was declared effective by the SEC on October 3, 2022 and the definitive proxy statement/prospectus has been mailed to VMware shareholders. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC.   INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Broadcom, VMware and the proposed transaction once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom’s website at https://investors.broadcom.com.  Copies of the documents filed with the SEC by VMware may be obtained free of charge on VMware’s website at ir.vmware.com.